Exhibit 99.1

For immediate release

IMI ANNOUNCES FIRST QUARTER RESULTS

Toronto, Ontario (May 14, 2004) --- IMI International Medical Innovations Inc. (TSX:IMI; Amex: IME), a leader in predictive medicine, today announced financial results for the first quarter of fiscal 2004 ended March 31, 2004 (Q1 2004).

The company’s consolidated loss for the first quarter was $1,083,000, or $0.05 per share, compared with a loss of $811,000, or $0.04 per share, for the quarter ended March 31, 2003 (Q1 2003).

Based on historic burn rates and the current expectation that revenues from partnering activities and product sales will begin in 2004, management believes the company’s cash resources, together with investment tax credits receivable, are sufficient to meet its current operating and capital requirements. As at March 31, 2004 the company had cash, cash equivalents and short-term investments totaling $5,800,000 ($6,700,000 at December 31, 2003).

“Over the past several quarters, we have gained considerable momentum with our skin cholesterol test, achieving a number of objectives that are key to its long-term commercial success. We have strengthened the scientific validation and credibility of our products at an international level, with the publication of data from the MESA trial, a presentation at the American Heart Association annual meeting and our paper in Atherosclerosis. We have also broadened our market reach with multiple test formats and taken steps to expand our patent protection,” said Dr. Brent Norton. “In addition, we are actively negotiating licensing partnerships for our cardiovascular products in the U.S. and European markets.”

“These accomplishments have created significant opportunities that we are working hard to capitalize on,” Dr. Norton continued. “We are confident that IMI is well positioned to be a long-term success story.”

First Quarter Review
Research and development expenditures increased by $216,000 to $571,000 from $355,000 in Q1 2003, reflecting the following:

●
Spending on clinical trials for skin cholesterol and cancer amounted to $138,000 compared with $22,000 in the same period last year, an increase of $116,000. This includes several new trials that commenced in the latter part of 2003;

IMI Announces First Quarter Results	2

●
Expenditures on intellectual property increased to $44,000 from $6,000 in Q1 2003 and included a patent on a new format for the skin cholesterol test as well as a Japanese patent for colorectal cancer; and

●	Research-related stock-based compensation resulted in non-cash expenses of $20,000 compared with $3,000 for Q1 2003.

Most of the other development costs remained at fairly constant levels.

General and administration expenses amounted to $521,000 compared with $519,000 in Q1 2003, representing an increase of $2,000 and reflecting the following:

●	Professional fees for legal, audit and human resources decreased by $32,000;
●	Insurance premiums increased by $21,000 in Q1 2004 as a result of the U.S. listing on the American Stock Exchange; and
●	Stock-based compensation resulted in a non-cash expense of $34,000 compared with $13,000 for Q1 2003.

Amortization expenses for equipment and acquired technology for Q1 2004 amounted to $57,000 compared with $43,000 for Q1 2003 as a result of the purchase of equipment to support clinical trials. Increases in capital assets amounted to $73,000 compared with $10,000 in the same period last year.

Interest income amounted to $29,000 for Q1 2004 compared with $67,000 for Q1 2003. This decrease resulted from lower interest rates on invested cash and lower cash balances. Refundable scientific investment tax credits accrued for Q1 2004 amounted to $37,000 versus $38,000 for Q1 2003.

Outlook
“IMI is poised to take significant steps forward in 2004 with our cardiovascular products. Working with our partner, McNeil Consumer Healthcare, we are intent on developing a strong brand, and, over time, a leading market position,” continued Dr. Norton. “McNeil is continuing its education and awareness campaign and plans to make our test, branded in Canada as PREVU* Coronary Heart Disease Predictor, available in 2004.”

Dr. Norton added, “We are also continuing to strengthen the credibility of our cancer products in the international medical community, with a scientific abstract featuring LungAlert™, our unique and patented lung cancer-screening test, to be presented at the American Thoracic Society (ATS) International Conference on May 24th.”

“Another objective in 2004 is to expand our clinical program with new studies, which will help to further validate IMI’s products, advance the regulatory process and increase global awareness of IMI’s unique approach to screening for disease. We are building a strong platform for long-term, sustainable value creation and are positive about the company’s prospects.”

IMI Announces First Quarter Results	3

About IMI
IMI is a world leader in predictive medicine, dedicated to developing rapid, non-invasive tests for the early detection of life-threatening diseases, particularly cardiovascular disease and cancer. The company’s head office is located in Toronto, and its research and product development facility is at McMaster University in Hamilton, Ontario. For further information, please visit the company’s website at www.imimedical.com.

This release contains forward-looking statements that reflect the company’s current expectation regarding future events. The forward-looking statements involve risk and uncertainties. Actual events could differ materially from those projected herein and depend on a number of factors including, but not limited to, changing market conditions, successful and timely completion of clinical studies, uncertainties related to the regulatory approval process, establishment of corporate alliances and other risks detailed from time to time in the company’s quarterly, annual and other regulatory filings.

Financial statements are attached to this release. For more information, please contact:

Sarah Borg-Olivier	Ron Hosking
Director, Communications	Vice President, Finance and CFO
T: (416) 222-3449	T: (416) 222-3449
sbolivier@imimedical.com	rhosking@imimedical.com

IMI Announces First Quarter Results	4

IMI International Medical Innovations Inc.
Incorporated under the laws of Canada

Consolidated Balance Sheets
(in Canadian Dollars)

As at March 31, 2004 and December 31, 2003

	March 31	December 31
	2004	2003
	(Unaudited)	(Audited)

ASSETS
Current
Cash and cash equivalents	$239,855	$61,625
Short-term investments	5,560,719	6,635,135
Prepaid expenses and other receivables	278,918	340,489
Investment tax credits receivable	217,000	180,000

Total current assets	6,296,492	7,217,249

Capital assets, net	484,354	403,205
Acquired technology, net	430,894	453,573

	$7,211,740	$8,074,027

LIABILITIES AND SHAREHOLDERS' EQUITY
Current
Accounts payable	$274,855	$139,435
Accrued liabilities	426,500	403,213

Total current liabilities	701,355	542,648

Deferred revenue	91,375	93,100

Total liabilities	792,730	635,748

Shareholders' equity
Capital stock	24,952,277	24,780,846
Warrants	204,200	312,200
Deficit	(18,737,467)	(17,654,767)

Total shareholders' equity	6,419,010	7,438,279

	$7,211,740	$8,074,027

IMI Announces First Quarter Results	5

IMI International Medical Innovations Inc.

Consolidated Statements of Loss and Deficit

	Three months ended

	March 31	March 31
	2004	2003
	(Unaudited)	(Unaudited)

EXPENSES
Research and development	$571,110	$354,772
General and administration	520,554	518,797
Amortization	57,268	42,800

	1,148,932	916,369

RECOVERIES AND OTHER INCOME
Investment tax credits	37,000	38,000
Interest	29,232	67,207

	66,232	105,207

Net loss for the period	(1,082,700)	(811,162)
Deficit, beginning of period	(17,654,767)	(13,592,056)

Deficit, end of period	$(18,737,467)	$(14,403,218)

Basic and diluted loss per share	$(0.05)	$(0.04)

Weighted average number of common shares outstanding	21,262,979	20,814,267

IMI Announces First Quarter Results	6

IMI International Medical Innovations Inc.

Consolidated Statements of Cash Flows

	Three months ended March 31

	March 31	March 31
	2004	2003
	(Unaudited)	(Unaudited)

OPERATING ACTIVITIES
Net loss for the period	$(1,082,700)	$(811,162)
Add item not involving cash
Amortization	57,268	42,800
Stock compensation costs included in:
Research and development expense	20,182	3,086
General and administrative expense	34,181	13,245

	(971,069)	(752,031)
Net change in non-cash working capital balances related to operations [note 5]	137,019	(106,102)

Cash used in operating activities	(834,050)	(858,133)

INVESTING ACTIVITIES
Short term investments	1,074,416	697,804
Purchase of capital assets	(73,004)	(9,512)

Cash provided by investing activities	1,001,412	688,292

FINANCING ACTIVITIES
Issuance of capital stock, net	10,868	143,000

Cash provided by financing activities	10,868	143,000

Net increase (decrease) in cash and cash equivalents during the period	178,230	(26,841)
Cash and cash equivalents
- Beginning of period	61,625	150,451

- End of period	$239,855	$123,610

Represented by
Cash	$239,855	$123,610
Cash equivalents	-	-

	$239,855	$123,610